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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                               (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                           CARRIER ACCESS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                    144460102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   ----------

                                 ROGER L. KOENIG
                             CHIEF EXECUTIVE OFFICER
                           CARRIER ACCESS CORPORATION
                               5395 PEARL PARKWAY
                                BOULDER, CO 80301
                                 (303) 442-5455

  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   ----------

                                   COPIES TO:

                             MARK A. BERTELSEN, ESQ.
                              JOSE F. MACIAS, ESQ.
                              J. ROL WILLIAMS, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                                   ----------

                            CALCULATION OF FILING FEE

================================================================================
     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $ 4,604,542                                  $ 920.91**
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,781,619 shares of common stock of Carrier Access Corporation having an aggregate value of $4,604,542 as of August 15, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously Paid

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:  $920.91
                    Form or Registration No.: Schedule TO
                    Filing party: Carrier Access Corporation
                    Date filed: August 21, 2001

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Carrier Access Corporation (the "Company") with the Securities and Exchange Commission (the "SEC") on August 21, 2001 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase the Company's common stock as set forth in the Schedule TO held by eligible employees of the Company for new options to purchase shares of the Company's common stock. This exchange offer will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO, (2) the Memorandum from Roger L. Koenig filed as Exhibit (a)(2) to the Schedule TO, (3) the Election Form filed as Exhibit (a)(3) to the Schedule TO, (4) the Notice to Withdraw from the Offer filed as Exhibit (a)(4) to the Schedule TO and (5) the Form of Promise to Grant Stock Option(s) filed as Exhibit (a)(5) to the Schedule TO.

         This Amendment No. 1 amends the Schedule TO as follows:

         (i) The fifth paragraph of the Introduction to the Offer to Exchange, which is attached to the Schedule TO as Exhibit
                  (a)(1) thereto, is hereby amended and restated in full to state as follows: "Eligible employees will receive a number of shares subject to New Options for every share subject to the options tendered which varies according to the most recent performance rating received by the participant under the Company's performance rating system. Employees who are rated "outstanding" will receive three shares subject to New Options for every four shares subject to options tendered. Employees who are rated "exceeds" will receive two shares subject to New Options for every three shares subject to options tendered. Employees who are rated "key contributor" will receive one share subject to New Options for every two shares subject to options tendered. Employees who are rated "limited" or "missed" are ineligible to participate in the Exchange Offer. Employees holding options who have not received a performance rating under the Company's performance rating system were granted options with an exercise price below the $10.00 threshold exercise price required to participate in the Exchange Offer, and are therefore not eligible to participate in the Exchange Offer."

         (ii) The final paragraph of Section 7 of the Offer to Exchange is hereby amended and restated in full to state as follows: "The conditions to the Offer are for Carrier Access's benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. All conditions to the Offer, other than those dependent upon the receipt of necessary governmental approvals, will be satisfied or waived on or before the expiration date. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

         (iii) The final paragraph of the Section entitled "Tax-Related Risks for U.S. Residents" in the Summary Term Sheet of the Offer to Exchange is hereby amended and restated in full to state as follows: "YOU MAY WANT TO CONSULT WITH YOUR PERSONAL TAX ADVISOR PRIOR TO PARTICIPATING IN THE OPTION EXCHANGE PROGRAM WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE OPTION EXCHANGE PROGRAM TO YOU."

         (iv) The last sentence of the second paragraph of Section 14 of the Offer to Exchange is hereby amended and restated in full to state as follows: "YOU MAY WANT TO CONSULT WITH YOUR PERSONAL TAX ADVISOR PRIOR TO PARTICIPATING IN THE OPTION EXCHANGE PROGRAM WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OPTION EXCHANGE PROGRAM TO YOU."


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete, and correct.

                                             CARRIER ACCESS CORPORATION

                                             /s/ TIMOTHY ANDERSON
                                             -----------------------------------
                                             Timothy Anderson
                                             Chief Financial Officer


Date: August 30, 2001

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                  DESCRIPTION
 -------                 -----------

  (a)(1)*                Offer to Exchange, dated August 20, 2001.

  (a)(2)*                Memorandum from Roger L. Koenig, dated August 20, 2001.

  (a)(3)*                Election Form.

  (a)(4)*                Notice to Withdraw from the Offer.

  (a)(5)*                Form of Promise to Grant Stock Option(s).

  (a)(6) Carrier Access Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30,
                         2001 and incorporated herein by reference.

  (a)(7)                 Carrier Access Corporation Quarterly Report on Form
                         10-Q for the quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14,
                         2001 and incorporated herein by reference.

  (a)(8)*                Memorandum from Roger L. Koenig to managers of Carrier
                         Access Corporation, dated August 20, 2001.

  (d)(1)* Carrier Access Corporation 1998 Stock Incentive Plan, as amended.

  (d)(2)*                Carrier Access Corporation 1995 Stock Option Plan.

  (d)(3)*                Carrier Access Corporation 1998 Stock Incentive Plan
                         Prospectus.


* Previously filed as an exhibit to the Schedule TO filed by Carrier Access Corporation on August 21, 2001